                                                                  Exhibit 4a(ii)

                                    AGREEMENT



                               dated 20 March 2003



                                     between



Smith & Nephew plc
15 Adam Street, London WC2N 6LA                               ("Smith & Nephew")


                                       and


Meadowclean Limited
(in the process of re-registering as a UK registered public
 company changing its name to Smith & Nephew Group plc)          (the "Offeror")


                                       and


Centerpulse Ltd
Andreasstrasse 15, 8050 Zurich                                   (the "Company")


                                   relating to


                the Combination of Smith & Nephew and the Company

                                TABLE OF CONTENTS

I    PUBLIC OFFER ..........................................................  5
     1   Structure .........................................................  5
     2   Offer Restrictions ................................................  5
     3   Offer Price .......................................................  6
     4   Conditions ........................................................  7
     5   Offeror's and Smith & Nephew's Obligations ........................  8
     6   Company's Obligations .............................................  9
     7   Board Approvals ................................................... 10
     8   Corrections to Offer Documents .................................... 10
     9   Rights Under Stock Option Plans ................................... 10

II   COVENANTS ............................................................. 11
     1   Board Representation .............................................. 11
     2   Company's Manufacturing Facilities ................................ 11
     3   Management ........................................................ 11
     4   Listing ........................................................... 11
     5   No Solicitation ................................................... 11
     6   Co-operation; Confidentiality ..................................... 12
     7   Cost Reimbursement ................................................ 12
     8   Conduct of Business ............................................... 13
     9   Reasonable Efforts; Filings ....................................... 14
     10  Notification of Certain Matters ................................... 14

III  TERMINATION AND AMENDMENT ............................................. 14
     1   Termination ....................................................... 14
     2   Effect of Termination ............................................. 15
     3   Amendment ......................................................... 15

IV   MISCELLANEOUS ......................................................... 16
     1   Waiver of Standstill Provisions ................................... 16
     2   Entire Agreement; Assignment ...................................... 16
     3   Validity .......................................................... 16
     4   Notices ........................................................... 16
     5   Fees and Expenses ................................................. 17
     6   Public Disclosure ................................................. 17
     7   Governing Law ..................................................... 18
     8   Arbitration ....................................................... 18

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                                TABLE OF ANNEXES



Annex I.4 a):    Form of Pre-Announcement

Annex 1.7 a):    Fairness Opinion of each of UBS Warburg and Lehman Brothers to the Board of Directors of the Company

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RECITALS

WHEREAS, the board of directors of each of Smith & Nephew and the Company has determined that in light of the potential benefits from a strategic combination of their respective businesses it is in the best interests of their respective shareholders for the Offeror, the proposed new holding company of Smith & Nephew, which will be a UK registered public company, resident in Switzerland and listed on the London Stock Exchange and on the SWX Swiss Exchange, to acquire control of the Company upon the terms and subject to the conditions set forth in this agreement (this "Agreement");

WHEREAS, the boards of directors of Smith & Nephew and the Offeror have adopted resolutions (a) approving the acquisition of the Company by the Offeror, this Agreement and the transactions contemplated hereby, and (b) (in the case of Smith & Nephew only) recommending that the shareholders of Smith & Nephew approve this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of the Company has obtained fairness opinions and adopted resolutions (a) approving the acquisition of the Company by the Offeror, this Agreement and the transactions contemplated hereby, and (b) recommending to the Company's shareholders to tender their shares in the Offer (as defined herein);

WHEREAS, Incentive Capital AG, an investment company organized under the laws of Switzerland and listed on the SWX Swiss Exchange (the "Shareholder"), holds indirectly through its wholly-owned subsidiary Incentive Jersey Ltd, 13.14% of the Company Shares (as defined herein) and rights to acquire further 5.77% of the Company Shares, Smith & Nephew and the Shareholder have agreed, by way of a separate transaction agreement dated the date hereof, that the Offeror shall acquire all the outstanding shares of the Shareholder by way of a public offer (the "Parallel Public Offer"), which is to be launched and conducted in parallel to the Offer with respect to the Company;

WHEREAS, the Offeror, Smith & Nephew and the Company desire to make certain arrangements and covenants in relation to the Offer contemplated in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

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I    PUBLIC OFFER

1    Structure

     a) The Offeror agrees to extend a public offer to purchase all outstanding registered shares of the Company, each with a nominal value of CHF 30.00 (the "Company Shares"; including the Company Shares represented by the American Depositary Shares of the Company (the "Company ADSs"), which are currently issued and which will have been issued by the end of the additional acceptance period (the "Transaction"), against payment of a consideration consisting of shares of the Offeror (the "Offeror Shares") to be issued credited as fully paid and ranking pari passu in all respects with the Offeror Shares in issue at the date hereof, and/or cash as further described in Section I.3.

     b) The Company agrees that no Company Shares held by the Company or any of its subsidiaries, if any, will be tendered pursuant to the Offer; provided, however, that prior to the date of settlement of the Offer (the "Completion Date"; Vollzugsdatum in German) Company Shares held by the Company may be allocated, issued, delivered or transferred pursuant to the Company's stock incentive plan for management and employees in accordance with the terms thereof or Section I.9.

2    Offer Restrictions

     a) The offer contemplated by the Transaction will be made available to all shareholders on substantially the same terms and conditions and will take the form of a public exchange offer applicable to all shareholders (the "Offer") but for regulatory reasons will be conducted utilising two separate sets of offer documents: (i) one set to be made available to all holders of Company Shares not located in the United States and prepared in accordance with the Swiss Stock Exchanges and Securities Trading Act ("SESTA") and its implementing rules and regulations and (ii) the other set to be made available to all shareholders located in the United States and prepared in accordance with the Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and the Securities Act of 1933, as amended (the "US Securities Act"), in each case, and the rules and regulations thereunder.

     b) The Offer contemplated by this Agreement is not being made directly or indirectly, nor is it intended to extend to, a country or jurisdiction where such public offer would be considered unlawful or in which it would otherwise breach any applicable law or regulation or which would require the Offeror to amend any term or conditions of the Offer in any way or which would require the Offeror to make

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          any additional filings with, or take any additional action with regards to, any governmental, regulatory or legal authority. Offering documents relating to the Offer may not be distributed in nor sent to such country or jurisdiction and may not be used for the purposes of soliciting the exchange of any securities of the Company from anyone in such country or jurisdiction.

3    Offer Price

     a) The consideration will be paid in Offeror Shares and cash on the basis of (i) an exchange ratio (the "Exchange Ratio") of 25.15 Offeror Shares and CHF 73.42 in cash for each Company Share. The Exchange Ratio will be adjusted to compensate for any dilutive effects in respect of the Company Shares or ordinary shares in Smith & Nephew (the "Smith & Nephew Shares") (save for shares issued for management options issued under the Company or Smith & Nephew employee share schemes and disclosed in the Company's or Smith & Nephew's financial statements for the financial year 2002) including dividend payments (save for dividends already declared by Smith & Nephew or an interim dividend thereafter declared by Smith & Nephew in the normal course consistent with past practice), capital increases below market value, or the issuance of options (save for management options issued under Smith & Nephew employee share schemes in the normal course consistent with past practice), warrants, convertible securities and other rights of any kind to acquire Company Shares or Smith & Nephew Shares, or any other transaction (including in connection with a scheme of arrangement) having a dilutive effect on the value of the Offers unless provided otherwise herein. If between the date of this Agreement and the Completion Date, the outstanding Smith & Nephew Shares shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalisation, split, combination, exchange of shares or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalisation, split, combination, exchange of shares or similar transaction made until the Completion Date.

          Fractions of Offeror Shares will not be issued and entitlements to Offeror Shares will be rounded down to the nearest whole Offeror Share and the cash element of the consideration will be adjusted.

     b) In respect of the cash consideration, a `mix and match' facility will be made available. Accepting Company Shareholders under the Offer and accepting shareholders of the Shareholder under the Parallel Public Offer (together the "Accepting Shareholders") may elect to take fewer Offeror Shares or more Offeror Shares than their basic entitlement under the relevant Offer, but elections under both Offers (taken together) to take more Offeror Shares (together the "Excess Shares") will only be satisfied to the extent that elections have been made under the Offer

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Combination Agreement                                                        -7-
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          and the Parallel Public Offer (taken together) by Accepting
          Shareholders to take fewer Offeror Shares (together referred to as "Available Shares"). The Available Shares will be allocated to the applicants for Excess Shares in proportion to the number of Excess Shares applied for. If the total number of Available Shares exceeds the total number of Excess Shares applied for, the Available Shares shall be limited to an amount equal to the Excess Shares. Once the share allocations have been determined, the cash element of the consideration will be reduced or increased (as the case may be) for each Accepting Shareholder who has been allocated an increased or reduced number of Offeror Shares. All calculations shall be made by reference to the number of acceptances and elections as of the last day of the additional acceptance period.

4    Conditions

     a) The obligation of the Offeror to complete the Offer and to accept for payment and to pay for the Company Shares tendered pursuant thereto shall be subject only to those conditions (the "Conditions") set forth in the pre-announcement in the form as attached hereto in Annex I.4 a) (the "Pre-Announcement"). Each of the Offeror, Smith & Nephew and the Company shall use its reasonable efforts (alle zumutbaren Massnahmen) to satisfy the respective Conditions as soon as practicable and to recommend the steps to be taken by its shareholders in relation thereto.

     b) The Conditions shall be suspensive conditions within the meaning of art. 13 para. 1 of the Ordinance of the Takeover Board on Public Takeover Offers ("TOO"). The Offeror reserves the right to waive or relax any of the Conditions (save for Conditions 1, 2, 3 as to the requirement to obtain merger clearance as such, and 4) in whole or in part. If and to the extent the regulatory Conditions are not met or waived by the end of the initial offer period and provided that the non-regulatory Conditions are satisfied or capable of being satisfied, the Offeror will be obliged to have the offer period extended on one or several occasions for such a period as will permit determination of the issue in question. Subject to the preceding sentence, if and to the extent the Conditions are not met or waived by the end of the (possibly extended) offer period, the Offeror reserves the right to terminate the Offer or to obtain the approval by the Swiss Takeover Board ("STOB") for an extension of the offer period. The Company agrees to consent to such extension requests.

          The Offer will expire if the Conditions have not been fulfilled or waived upon expiry of the (possibly extended) offer period and no further extension of the offer period has been granted by the STOB.

          For the avoidance of doubt, due to US legal considerations, holders of Company Shares that have tendered any of their Company Shares pursuant to the Offer

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Combination Agreement                                                        -8-
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          shall have the right to withdraw such Company Shares until the end of the (possibly extended) offer period.

     c) The parties acknowledge that the "Court Scheme" referred to in the Pre-Announcement refers to a scheme of arrangement under section 425 of the Companies Act 1985 of the United Kingdom pursuant to which:

          (i) the existing ordinary shares in Smith & Nephew shall be cancelled; and

          (ii) the Offeror shall issue Offeror Shares to existing shareholders of Smith & Nephew in consideration of the issue to the Offeror of ordinary shares in Smith & Nephew (on the basis of one Offeror Share for each existing ordinary share in Smith & Nephew), as described in draft (2) of the memorandum produced by Ashurst Morris Crisp dated 15 March 2003 entitled "Project Mango Transaction Structure" (the "AMC Paper") but subject to further amendment to comply with legal, commercial and tax issues, provided that any such amendment is not, or would not reasonably likely be, prejudicial to the Company or its shareholders, or will not, or would not be reasonably likely to, substantially delay the date on which the Offer is expected to become unconditional or substantially prejudice the likelihood of the Offer becoming unconditional.

          The Offeror and Smith & Nephew agree that the Court Scheme shall not be conditional upon any matter save for any condition expressly set out in the Pre-Announcement and any shareholder approval of Smith & Nephew required by law to approve the Court Scheme. In particular, but without limitation, the Court Scheme shall not be conditional upon, or include as part of its terms, the proposed repayment by way of cancellation of the preference shares referred to in the AMC Paper.

5    Offeror's and Smith & Nephew's Obligations

     The Offeror and/or Smith & Nephew (as applicable) shall procure that any of the following be done and/or shall:

     a) make the Pre-Announcement not later than 20 March 2003 and prepare any offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, including the U.S. Offer Documents as defined below the "Offer Documents"), it being understood that the Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any other documents pertinent to the Transaction prior to filing or distribution thereof and that each party (acting reasonably) must be satisfied with the description of any matters relating to itself (including its business) in any of these documents;

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Combination Agreement                                                        -9-
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     b)   prepare and make all anti-trust or other filings necessary to carry out the transactions contemplated by this Agreement;

     c) prepare and publish listing particulars in relation to the Offeror Shares in accordance with the Listing Rules of the United Kingdom Listing Authority (the "UK Listing Rules") and post such listing particulars to the Company's shareholders together with the Offer Documents;

     d) prepare and post to Smith & Nephew's shareholders a circular complying with the UK Listing Rules and containing (i) a recommendation of the directors of the Offeror to vote in favour of the resolutions of Smith & Nephew referred to in the Conditions and (ii) an explanatory statement pursuant to section 426 of the Companies Act 1985 of the United Kingdom;

     e) use commercially reasonable endeavours promptly to prepare, publicize, distribute, file and submit any documents, listing particulars, announcements, submissions and any other form of communication to be made; and

     f)   file with the SEC on or prior to the date of commencement of the Offer
          (i) a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the "Schedule TO"), (ii) the Exchange Offer Registration Statement with respect to the Offer and
          (iii) a Registration Statement on Form F-6 (the "ADS Registration Statement") registering the American Depositary Shares of the Offeror (the "Offeror ADSs") to be issued in connection with the Transaction (the Schedule TO, the Exchange Offer Registration Statement, the ADS Registration Statement and such other documents included therein pursuant to which the US Offer will be made, the "U.S. Offer Documents").

6    Company's Obligations

     The Company shall:

     a) provide to the Offeror such information as reasonably requested in connection with the preparation of the listing particulars and the Offer Documents;

     b) ensure that the Offer Documents will contain a report of the board as per Section 29(1) SESTA recommending acceptance of the Offer, it being understood, however, that the board of the Company will be under no obligation to recommend the Offer if Smith & Nephew or the Offeror should become subject to the events referred to in Condition 7 mutatis mutandis in relation to Smith & Nephew's products, or its facilities in Hull or Memphis;

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     c)   file with the SEC contemporaneously with the commencement of the Offer and disseminate to holders of the Company Shares, in each case as and to the extent required by the US Exchange Act, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto) that shall reflect the recommendation of the board of directors of the Company.

7    Board Approvals

     a) The Company confirms that its board of directors has (a) obtained fairness opinions issued by its financial advisors UBS Warburg and Lehman Brothers enclosed as Annex I.7.a), and (b) by way of a board resolution (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the Company's shareholders, (ii) approved this Agreement, and (iii) resolved to recommend to the shareholders acceptance of the Offer. The Company has been advised by its board members and executive officers (members of executive committee) that they intend to tender all Company Shares owned by them to the Offeror pursuant to the Offer.

     b) Each of Smith & Nephew and the Offeror confirms that its board of directors (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of itself and its shareholders as a whole, (ii) approved this Agreement, and (iii) (in the case of Smith & Nephew only) resolved unanimously to recommend to its shareholders the approval of the transactions contemplated by this Agreement.

8    Corrections to Offer Documents

     Each party hereto shall notify the other parties if any of the information supplied by that party to either of the other parties for inclusion in any of the Offer Documents becomes false or misleading in any material respect and supply the information needed to correct the misstatement.

9    Rights Under Stock Option Plans

     a) The holders of the Company's outstanding stock options relating to Company Shares will receive stock options relating to Offeror Shares (the "New Options") at an exchange ratio of 34 : 1 (no cash component). The New Options will vest 30 days after completion of the Offer, and the exercise period will be 18 months. The strike price of the New Options will be calculated by dividing the existing strike price of the option by 34 and converting this into GBP at the prevailing exchange rate at the Completion Date.

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Combination Agreement                                                       -11-
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     b)   Smith & Nephew and the Offeror shall take all steps necessary and procure the required approvals to roll over Smith & Nephew's share options into the Offeror to the extent such options are capable of rollover.

II   COVENANTS

1    Board Representation

     The Offeror will take all action necessary to ensure independent non-executive representation of the Company by two persons on the Offeror's board, it being understood that Dr. Max Link is invited to join the board of the Offeror as a Vice Chairman and Rene Braginsky is invited to join the board of the Offeror as a director.

2    Company's Manufacturing Facilities

     The Offeror and Smith & Nephew each intends the Winterthur facility continuing to be an important centre of the combined group for a number of years.

3    Management

     The Offeror and Smith & Nephew will each use its reasonable endeavours to offer senior operating management of the Company suitable posts in the combined group.

4    Listing

     The Offeror and Smith & Nephew will each use its reasonable best efforts to obtain a secondary listing of the Offeror Shares on the SWX Swiss Exchange as of the Completion Date.

5    No Solicitation

     a) The Company agrees that it shall immediately cease and cause to be terminated all existing discussions, negotiations and communications with any persons with respect to any Acquisition Transaction (as defined below). The Company agrees that it shall not solicit or initiate any discussions or negotiations with any corporation, partnership, person or other entity or group (other than Smith & Nephew or any affiliate or associate of Smith & Nephew) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any material subsidiary of the Company (each an "Acquisition Transaction"); pro-


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          vided, however, that nothing contained in this Section II.5 shall prohibit the Company or its board of directors from taking and disclosing to the Company's shareholders, or any third parties or governmental or regulating bodies, a position with respect to an Acquisition Transaction initiated by a third party or from making such other disclosure to the Company's shareholders, or any third parties or governmental or regulating bodies, which, as advised by outside counsel, is advisable under applicable law.

     b) The Company shall promptly advise Smith & Nephew of the Company's receipt of any proposal relating to an Acquisition Transaction and any request for information that may reasonably be expected to lead to or is otherwise related to any Acquisition Transaction, the identity of the person making such proposal relating to an Acquisition Transaction or request for information and, subject to applicable law and the requirements of any regulatory authorities, the terms and conditions of such proposal relating to an Acquisition Transaction.

6    Co-operation; Confidentiality

     a) From the date hereof until the Completion Date, the Company agrees to cooperate with the Offeror and Smith & Nephew in their efforts to develop high-level integration plans to facilitate a rapid combination of the operations upon completion of the Transaction.

     b) All information obtained by the Offeror, Smith & Nephew or their representatives pursuant to this Section 6 shall be kept confidential in accordance with the confidentiality agreement, dated 19 December 2002 (the "Confidentiality Agreement"), between Smith & Nephew and the Company.

7    Cost Reimbursement

     a) The parties agree on a fixed compensation sum of CHF 20 million (the "Cost Reimbursement") as further set out in Sub-Sections II.7 b) and
          c) in the event that the Transaction is pre-announced but not completed. Such fixed compensation sum shall represent a lump sum payment for the purpose of compensating the recipient for damages for internal expenditures and external costs and lost revenues incurred in connection with the preparation for and in consideration of the realization of the combination of the businesses of Smith & Nephew and the Company, and is not intended in any way whatsoever to coerce a party into completing the Transaction.

     b) Smith & Nephew will pay the Cost Reimbursement to the Company if the non-completion of the Transaction is attributable to (i) the failure of Smith & Nephew

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          or its board of directors to recommend this Agreement and the transactions contemplated by this Agreement to its shareholders or the withdrawal or the modification of such recommendation, (ii) the failure of Smith & Nephew or the Offeror (as appropriate) to publish the Pre-Announcement as agreed herein (save for modifications required by the STOB) or any other material breach of this Agreement by Smith & Nephew or the Offeror, (iii) the material contravention of Smith & Nephew or the Offeror of any material laws and regulations that apply to the Offer, or (iv) the non-satisfaction of any of the Conditions
          (1), (2) or (4).

     c) The Company will pay the Cost Reimbursement to Smith & Nephew if the non-completion of the Transaction is attributable to (i) the failure of the Company or its board of directors to recommend the Offer to its shareholders or the withdrawal or the modification of the Recommendation, (ii) the material contravention of the Company of any material laws and regulations that apply to the Offer, (iii) a material breach of this Agreement by the Company, or (iv) the non-satisfaction of any of the Conditions (6) or (7) or the successful completion of a competing public offer by a third party, it being understood, however, that if the Offeror or Smith & Nephew becomes subject to an event referred to in Condition 7 mutatis mutandis in relation to Smith & Nephew's products, or its facilities in Hull or Memphis, the Company will not have to pay any Cost Reimbursement.

8    Conduct of Business

     Except as contemplated by this Agreement, during the period from the date of this Agreement to the Completion Date, each of the Company, Smith & Nephew and their respective subsidiaries will conduct its operations according to its ordinary and usual course of business and consistent with past practice and will use all reasonable efforts consistent with prudent business practice to preserve intact the business organization, to keep available the services of its current officers and key employees and to maintain existing relationships with those having significant business relationships with the respective party and its subsidiaries, in each case in all material respects. By way of amplification and not limitation, neither the Company nor any of its subsidiaries shall between the date hereof and the Completion Date without the prior written consent of Smith & Nephew, which is not to be unreasonably withheld, do or propose to do any of the following, except to the extent contemplated by this Agreement:

     a) change the articles of association, with the exception of the changes proposed to the shareholders of the Company in the invitation to the Company's AGM of 30 April 2003;

     b) make improvements to the employment contracts or other arrangements with their directors or officers;

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     c)   amend or terminate or enter into any material contracts;

     d) initiate or agree on acquisitions or divestitures or financing, financial, capital market transactions of more than CHF 70 million in aggregate or dispose of, in whole or in part , its orthopedics, spine-tech or dental divisions;

     e) issue any shares (save for shares issued for management options issued under the Option Plans and disclosed in the Company's financial statements for the financial year 2002), options, warrants, convertible securities or other rights of any kind to acquire Company Shares; and

     f) purchase any Company Shares for the period from the publication of the public announcement until the Completion Date; and

     g) distribute, either directly or indirectly (e.g. by share buy backs), any dividend or other distribution to its shareholders.

9    Reasonable Efforts; Filings

     Subject to the terms and conditions herein provided for and to the fiduciary duties of the board of directors of the Company under applicable law as advised by legal counsel, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, including without limitation to make all national filings under applicable competition laws, to complete and make effective, as soon as practicable, the transactions contemplated by this Agreement.

10   Notification of Certain Matters

     The Company shall give prompt notice to Smith & Nephew, and Smith & Nephew shall give prompt notice to the Company, of any failure of such party (or, in the case of Smith & Nephew, the Offeror) to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

III  TERMINATION AND AMENDMENT

1    Termination

     This Agreement may be terminated:

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     a)   At any time by mutual written consent of the boards of directors of the Company and Smith & Nephew;

     b) by Smith & Nephew (i) in the event of a material breach of the Agreement (which, for the avoidance of doubt, shall include any breach of Sections II.8 d), f) and g)) or a material contravention of the applicable laws and regulations by the Company, (ii) if the Company's board of directors withdraws or otherwise modifies the Recommendation, or (iii) if the Offer is not completed due to the non-satisfaction of a Condition;

     c) by the Company (i) in the event of a material breach of this Agreement or a material contravention of the applicable laws and regulations by the Offeror or Smith & Nephew, (ii) if the Offer is not completed due to the non-satisfaction of a Condition, or (iii) if the Company receives an offer with respect to an Acquisition Transaction with a party other than the Offeror or its affiliates or such other party has commenced a tender offer which, in either case, the board of directors of the Company, after having granted the Offeror the reasonable opportunity to increase the value of the Offer, believes in good faith is more favourable to the Company's shareholders than the transactions contemplated by this Agreement.

2    Effect of Termination

     a) If this Agreement is terminated pursuant to Section III.1 above, this Agreement, except for the provisions of this Section and Sections II.6(b), II.7 and IV hereof, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders. However, nothing in this Section
          III.2 shall relieve any party to this Agreement of liability for breach of this Agreement or for a contravention of the applicable laws and regulations.

     b) The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement, and all confidential material shall be either destroyed or returned promptly.

3    Amendment

     This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

Combination Agreement                                                       -16-
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IV   MISCELLANEOUS

1    Waiver of Standstill Provisions

     Whereas the Offeror and Smith & Nephew are entering into separate acquisition agreements in relation to the Company Shares under the Parallel Public Offer, and whereas under the terms of subparagraph 7 of the Confidentiality Agreement, the accompanying side letter agreement dated December 19, 2002 and section 4(b) of the process letter from the Company's financial advisors to Smith & Nephew's financial advisor dated January 29, 2003 (together the "Standstill Provisions"), Smith & Nephew has agreed not to acquire, directly or indirectly, any Company Shares without the prior approval of the Company, the Standstill Provisions are hereby waived (1) with respect to Company Shares indirectly acquired in connection with the exchange offer by the Offeror with respect to the Shareholder, and (2) with respect to purchases made pursuant to the Offer.

2    Entire Agreement; Assignment

     Except for the Confidentiality Agreement, this Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, (b) shall not be assigned by operation of law or otherwise and (c) shall not be for the benefit of a third party.

3    Validity

     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

4    Notices

     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

Combination Agreement                                                       -17-
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     if to the Offeror or Smith & Nephew:

          Heron House
          15 Adam Street
          London WC2N 6LA
          For the attention of: Company Secretary

     if to the Company:

          Centerpulse Ltd
          Andreasstrasse 15
          CH-8050 Zurich
          For the attention of: Company Secretary

     or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

5    Fees and Expenses

     Whether or not the Offer is consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as provided expressly to the contrary herein.

6    Public Disclosure

     The Offeror and Smith & Nephew (and their affiliates) and the Company (and its affiliates) will consult with each other and agree on the desirability, timing and substance of any press release, public announcement, publicity statement or other disclosure relating to the Transaction or the business of a party hereto (including in particular any product recall liability) and, subject to applicable laws, stock exchange rules and the requirements of any regulatory authorities, neither Smith & Nephew or the Offeror (nor their affiliates) nor the Company (or its affiliates) will make any public disclosures without the prior consent of the other party (which consent shall not be unreasonably withheld) as to the timing of such disclosure, extent of distribution and form and substance thereof.

Combination Agreement                                                       -18-
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7    Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of Switzerland regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

8    Arbitration

     The parties hereto consent and agree that all disputes out of or in connection with the Agreement, including disputes on its execution, binding effect, performance, amendment and termination, shall be resolved to the exclusion of the ordinary courts by a three-person arbitral tribunal in accordance with the International Arbitration Rules of the Zurich Chamber of Commerce. If there are not more than two parties involved each party nominates an arbitrator. The decision of the arbitral tribunal shall be final, and the parties waive all challenge of the award in accordance with article 192 of the Swiss Act on Private International Law.


                                    * * * * *


In witness whereof, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

Combination Agreement                                                       -19-
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Meadowclean Limited


     By:     /s/ Pierre-Andre Chapatte
          ----------------------------------
     Name:   Pierre-Andre Chapatte
     Title:  Director


     By:     /s/ Antoine Vidts
          ----------------------------------
     Name:   Antoine Vidts
     Title:  Director


Smith & Nephew plc


     By:     /s/ Christopher J. O'Donnell
          ----------------------------------
     Name:   Christopher J. O'Donnell
     Title:  Chief Executive


     By:     /s/ Peter Hooley
          ----------------------------------
     Name:   Peter Hooley
     Title:  Finance Director


Centerpulse Ltd


     By:     /s/ Dr. Max Link
          -----------------------------------
     Name:   Dr. Max Link
     Title:  Chairman & CEO


     By:     /s/ Urs Kamber
          -----------------------------------
     Name:   Urs Kamber
     Title:  CFO